February 11, 2009

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Mail Stop 4561

Attention:	Mark Shannon, Staff Accountant

Re:	Lantronix, Inc. Form 10-K for Fiscal Year Ended June 30, 2008 Filed September 19, 2008 Form 10-Q for Fiscal Quarter Ended September 30, 2008 Filed November 4, 2008 File No. 001-16027

Ladies and Gentlemen:

On behalf of Lantronix, Inc. (“Lantronix” or the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated January 28, 2009 relating to the Form 10-K for Fiscal Year Ended June 30, 2008 filed with the Commission on September 19, 2008 (the “Form 10-K”) and Form 10-Q for Fiscal Quarter Ended September 30, 2008 filed with the Commission on November 4, 2008 (the “Form 10-Q”) (File No. 001-16027).

For the convenience of the Staff, we are providing by overnight delivery copies of this letter and marked copies of the revised Form 10-K and revised Form 10-Q, reflecting changes from the prior Form 10-K and prior Form 10-Q.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with Lantronix’s response.  Capitalized terms used but not defined herein shall have the meanings ascribed thereto in the Form 10-K and Form 10-Q.

Securities and Exchange Commission
February 11, 2009

Form 10-K for Fiscal Year Ended June 30, 2008

Item 15.  Exhibits and Financial Statement Schedules

Exhibits 31.1 and 31.2

1.
Please amend your filing to provide certifications that include the introductory language of paragraph 4 and the language of paragraph 4(b) of Item 601(b)(31) of Regulation S-K.  Similar concerns apply to your Form 10-Q for fiscal quarter ended September 30, 2008.

Response:  The Company will amend its filings to provide certifications that include the introductory language of paragraph 4 and the language of paragraph 4(b) of Item 601(b)(31) of Regulation S-K for our Form 10-K for the Fiscal Year Ended June 30, 2008 and Form 10-Q for fiscal quarter ended September 30, 2008.  The Company has provided marked copies of the amendments to expedite your review.

Exhibit 99.1

2.
You indicate Exhibit 99.1 was filed concurrently with your Form 10-K; however, we are unable to locate this exhibit.  Please remove the reference to this exhibit or file it with your amended document, if required.

Response: The Company will amend its filing to remove Exhibit 99.1 from its Form 10-K for the Fiscal Year Ended June 30, 2008.  The Company has provided a marked copy of the amendment to expedite your review.

Form 10-Q for Fiscal Quarter Ended September 30, 2008

Item 3 Controls and Procedures

(a) Evaluation of Disclosure Controls and Procedures, page 15

3.
You indicate that your Chief Executive Officer and Chief Financial Officer carried out an evaluation of your disclosure controls and procedures as of the end of your fiscal year.  Please tell us how the timing of your evaluation complies with Item 307 of Regulation S-K.

Response:  The Company’s Chief Executive Officer and Chief Financial Officer carried out an evaluation of the Company’s disclosure controls and procedures as of the end of the fiscal quarter.  The Company will amend its filing to correct Item 3 Controls and Procedures to indicate that the evaluation was performed for the fiscal quarter ended September 30, 2008.  The Company has provided a marked copy of the amendment to expedite your review.

Securities and Exchange Commission
February 11, 2009

Conclusion

Lantronix hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please acknowledge receipt of this letter and the enclosed materials by stamping the enclosed duplicate of this letter and returning it to the undersigned in the envelope provided.

Please direct your questions or comments to Kelly Bolen Bloch of this office (650-849-3319) or me (650-565-3599).  In addition, we would request that you provide a facsimile of any additional comments you may have to Ms. Bolen Bloch and me at 650-493-6811.  Thank you for your assistance.

Sincerely, /s/ John B. Turner John B. Turner

cc:           Reagan Y. Sakai